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                                 UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No.______ )*


                      AMERICAN PHYSICIANS SERVICE GROUP, INC.
                      ---------------------------------------
                               (Name of Issuer)

                      Common Stock, par value $.10 per share
                      --------------------------------------
                          (Title of Class of Securities)

                                   028882108
                                   ---------
                                (CUSIP Number)

                               Kenneth S.Shifrin
                        1301 Capital of Texas Highway
                                  Suite C-300
                              Austin, Texas 78746
                                (512) 328-0888
                                --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 30, 1993
                                --------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
                                                                         ---

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.
See Rule 13d-7.                                                           X
                                                                         ---

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 028882108               13D                   Page  2  of  5  Pages
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   1  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Kenneth S. Shifrin



   2  Check the Appropriate Box if a Member of a Group*  (a)
                                                              -------
                                                         (b)
                                                              -------
   3  SEC USE ONLY


   4  Source of Funds*
              PF

   5  Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                         -------


   6  Citizenship or Place of Organization
          United States

                     7   Sole Voting Power
       Number of              374,825
        Shares
     Beneficially    8   Shared Voting Power
       Owned By
         Each
       Reporting     9   Sole Dispositive Power
        Person                 374,825
         With
                    10   Shared Dispositive Power

  11  Aggregate Amount Beneficially Owned by Each Reporting Person
                               374,825

  12  Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                     -------

  13  Percent of Class Represented by Amount in Row (11)
                  9.27

  14  Type of Reporting Person*
                 IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                Page 3 of 5 Pages
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   ITEM 1.     SECURITY AND THE ISSUER

   Class of Securities:  Common Stock, par value $.10 per share

   Name and Address of Issuer:     American Physicians Service Group, Inc.
                                   1301 Capital of Texas Highway, Suite C-300
                                   Austin, Texas  78746

   ITEM 2.     IDENTITY AND BACKGROUND

     (a)  Name:                    Kenneth S. Shifrin

     (b)  Business address:        1301 Capital of Texas Highway, Suite C-300
                                   Austin, Texas  78746

     (c)  Principal occupation:    President, Chief Executive Officer and
                                   Chairman of the Board
                                   American Physicians Service Group, Inc.
                                   1301 Capital of Texas Highway, Suite C-300
                                   Austin, Texas  78746

                                   Chief Executive Officer and Chairman of
                                   the Board
                                   Prime Medical Services, Inc.
                                   1301 Capital of Texas Highway, Suite C-300
                                   Austin, Texas  78746

     (d) Mr. Shifrin, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Shifrin, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:        United States


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                                                      Page 4 of 5 Pages
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   ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

Mr.Shifrin is the beneficial owner of 374,825 shares of the common stock of American Physicians Service Group, Inc. This total excludes 1,700 shares owned by Mr. Shifrin's spouse in an IRA account. Of the total shares, (a) 49,825 were purchased from time to time on the open market, with an aggregate of $259,277 of personal funds, (b) 72,000 were purchased from the Company through the exercise of stock options with $99,000 of personal funds, (c) 100,000 were received as stock grants under the Company's compensation plans over a period of five years and (d)153,000 are purchasable upon the exercise of stock options granted under the Company's Directors Stock Option Plan or Employees Stock Option Plan.

   ITEM 4.     PURPOSE OF THE TRANSACTION.

The 121,825 shares purchased by Mr. Shifrin with personal funds were purchased for investment purposes. The remaining 253,000 shares beneficially owned by Mr. Shifrin were acquired as part of the compensation paid to him by the Company for his services as President, Chief Executive Officer and Chairman of the Board and are being held for investment purposes.

   ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) Mr. Shifrin is the beneficial owner of 374,825 shares of common stock of the Company or 9.27% of the total shares of common stock outstanding. Of the 374,825 shares, 153,000 are represented by exercisable stock options.

     (b) Mr. Shifrin has sole voting and dispositive powers for all of the shares.

     (c) In the 60 days preceding this report, Mr. Shifrin has sold 10,800 shares of common stock of the Company at an average price of $9.68 per share and has exercised options for 72,000 shares of common stock of the Company at an exercise price of $1.38 per share.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REGARD TO THE ISSUER.

                    None.

   ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

                    None.


                                                       Page 5 of 5 Pages
                                                           --   --

   Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     Date: January 29, 1996

                                             ___________________________________
                                                   Kenneth S. Shifrin